December 17, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Financial Services

Attn: Dietrich A. King, Assistant Director

100 F Street, N.E.

Washington, DC 20549

Re:                             German American Bancorp, Inc.

Registration Statement on Form S-4

Filed on November 23, 2015

Amendment to No. 1 Registration Statement on Form S-4

Filed on December 7, 2015

File No. 333-208176

Dear Mr. King:

We received your letter dated December 15, 2015, detailing your office’s review of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 to the Registration Statement (the “Registration Statement”) of German American Bancorp, Inc. (the “Registrant”).  On behalf of the Registrant, below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.  Contemporaneously with this letter, the Registrant also is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) reflecting our responses to your comments.

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Questions and Answers, page 1

1. Please indicate in this section and in the Summary section what percentage ownership of German American Bancorp, Inc. will be for current River Valley Bancorp shareholders following the merger’s completion.

Response: In response to the Staff’s comment, the Registrant has made the revisions requested.  Please refer to the last sentence on page 1 and the last sentence of the paragraph under the heading “What River Valley Shareholders Will Receive as a Result of the Merger” on page 8 of the Registration Statement, which reads as follows:

“It is currently expected that the former shareholders of River Valley as a group will receive approximately 12.7% of the outstanding shares of German American immediately after the merger.”

Miscellaneous, page 60

2. Please revise this section to quantify the fees River Valley paid to KBW for its services rendered during the two years preceding the date of its opinion.

Response: In response to the Staff’s comment, the Registrant has made the revision requested.  Please refer to the fourth sentence of the second paragraph under the heading “Miscellaneous” on page 60 of the Registration Statement, which reads as follows:

“Specifically, KBW acted as an underwriter in connection with the registered follow-on offering of River Valley in July 2014 for which services KBW received an aggregate fee of approximately $950,000.”

Employment Agreements, page 61

3. Please include the employment agreements you will enter into with three current officers of River Valley Bancorp as exhibits to your registration statement or tell us why these agreements are not material agreements.

Response: In response to the Staff’s comment, the Registrant has made the revision requested.  Please refer to new Exhibits 10.2-10.4 to the Registration Statement.

The Merger Agreement, page 65

4. Please revise the sentences in the middle of page 65 that instructs the reader that the investors “should not rely on the representations, warranties and covenants” in the merger agreement and that “subsequent information may or may not be fully reflected in public disclosures” to remove the implication that the merger agreement does not constitute disclosure about the company.  Investors are entitled to rely on the representations and warranties and any material information that updates those representations and warranties should be disclosed.

Response: In response to the Staff’s comment, the Registrant has made the revisions requested.  The language questioned by the Staff has been removed from the Registration Statement.  Please refer to the fourth paragraph on page 65 of the Registration Statement, which reads as follows:

“Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time.  The representations and warranties contained in the merger agreement do not survive the effective time of the merger.”

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The Registrant respectfully requests the Staff’s assistance in completing its review of Amendment No. 2 as soon as possible.  Should you have additional comments or questions, please contact me at (812) 482-1314.

Sincerely,

/s/ Mark A. Schroeder

Mark A. Schroeder
Chairman and Chief Executive Officer